Ever-Glory International Group, Inc.

Ever-Glory Commercial Center
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

VIA EDGAR

March 12, 2013

Ms. Tia L. Jenkins –Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Ever-Glory International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012
File No. 001-34124

Dear Ms. Jenkins:

Ever-Glory International Group, Inc. (the “Company”, “we”, “our” or “us”) is electronically transmitting hereunder our responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 12, 2013, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”) filed on March 28, 2012. A marked version of the proposed Amendment No. 1 (“Amendment No. 1”) to the Form 10-K is enclosed herewith reflecting all changes from the Form 10-K. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10- K for Fiscal Year Ended December 31. 2011

Risk Factors. page 10

1.
We note your response to our prior comments 1-5. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e. CFO and Accounting Manager) do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that they do not hold a license such as Certified Public Accountant in the U.S., did not attend U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and we have not been provided any evidence regarding the depth of their U.S. GAAP and Internal Control over Financial Reporting (“ICFR”) experience and/or continuing education on the subject. We note in your response you hired an external consultant who spent “more than 20 hours” reviewing your financial statements. We do not believe the hiring of this consultant mitigates the risk that the persons ultimately responsible for the preparation of the books and records and financial statements do not have the appropriate level of education or experience in U.S. GAAP or ICFR. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that the persons primarily responsible for the preparation of the financial statements have limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

In response to Staff’s comments, we revised the disclosure on page 38 of Amendment No. 1 to state that management concluded that our disclosure controls and procedures as well as our internal controls over financial reporting were not effective as of December 31, 2011 due to material weaknesses including lack of qualified personnel with sufficient U.S. GAAP experience during the year ended December 31, 2011.

2.	In connection with the comment above, please ensure to include a risk factor which describes this material weakness and its potential effect on your financial statements.

In response to Staff’s comments, we have included a risk factor on page 20 of Amendment No. 1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

3.
We note your response to our prior comment 6. Your response did not fully address our comment. In future filings, please address how the same store sales metric considers relocations, remodels and changes in square footage. Please also address how many months/years a store is open before being included in the same store sales calculation.

In response to Staff’s comments, we propose to include following disclosures in future filings.

Total retail store square footage and sales per square foot for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010

Total store square footage	414,671	263,081
Number of stores	467	293
Average store size, square feet	888	898
Total store sales	$53,542,544	$29,300,160
Sales per square foot	$129	$111

Same store sales and newly opened store sales for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Same store sales	$24,739,631	$21,320,743
Newly opened store sales	$11,706,234	$5,707,014
Other*	$17,096,679	$2,272,403
Total	$53,542,544	$29,300,160

*Primarily sales from stores not open a full 12 months in the prior reporting period and sales from stores that were closed in the current reporting period.
We remodeled or relocated 82 stores in 2011, and we plan to relocate or remodel 120 stores in 2012. Remodels and relocations typically drive incremental same-store sales growth. A relocation typically results in an improved, more visible and accessible location, and usually includes increased square footage. We believe we will continue to have opportunities for additional remodels and relocations beyond 2012.  Same-store sales are calculated based upon stores that were open at least 12 full fiscal months in both reporting periods and remain open at the end of the latest reporting period.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Edward Yihua Kang
Edward Yihua Kang
Chairman and Chief Executive Officer
Ever-Glory International Group, Inc.